Filed by: GMO Series Trust (File No. 333-174627)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: GMO Trust (File No. 002-98772)

GMO Funds

Meeting Adjourned

Your response is urgently needed

Dear Valued Shareholder:

I am writing to inform you that the shareholder meeting has been adjourned, because we still have not received enough votes to proceed. Your vote is critical and will take less than two minutes to submit. There are four quick and easy ways to vote:

Speak with a proxy specialist: You may quickly cast your vote by speaking with a proxy specialist, who can also answer any questions you may have about the proposals in question. Call toll free at 1-866-612-8434.

Vote online: You may cast your vote by going to www.proxyvote.com and then following the instructions on the website. You will need the control number from the voting instruction form included with these proxy materials.

Vote by touch-tone phone: You may cast your vote by calling the toll-free number found on the proxy ballot(s) that you received. You will need the control number from the voting instruction form included with these proxy materials.

Vote by mail. If you received physical copies of your proxy materials, complete the voting instruction form and send it back using the enclosed pre-addressed and stamped envelope included with the proxy materials.

Acting now will ensure that you receive no additional outreach.

The meeting has been adjourned to Tuesday, January 19, 2021 at 10:00am Eastern Time and will be held virtually. To attend the meeting, please dial 1-877-668-4493 and use passcode 178 075 6534#.

Thank you in advance for your help with this important initiative and for your investment with GMO.

Sincerely,

Douglas Y Charton

Vice President, GMO Series Trust